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Media:	Investors:
William Armstrong	Rob Swadosh
The Dilenschneider Group	The Dilenschneider Group
212-922-0900	212-922-0900
warmstrong@dgi-nyc.com

For Immediate Release – Wednesday, May 7, 2008

JOFFE WITHDRAWS MINORITY SLATE OF DIRECTORS
TO TLC VISION BOARD

CINCINNATI, OHIO (May 7, 2008) – Dr. Stephen N. Joffe, a Cincinnati investor and laser vision correction industry pioneer, today withdrew the minority slate of directors he had nominated for election to the Board of TLC Vision Corporation (NasdaqGS:TLCV) at its 2008 Annual Meeting.

Dr. Joffe’s full statement follows:
The Board of Directors of TLC Vision has built a formidable wall around itself employing insular change of control agreements, toxic debt covenants and an onerous poison pill to resist needed changes and keep legitimate shareholder interests at bay.

It has become clear that the attitude and tone management has adopted would marginalize our slate if elected and undermine its effectiveness.  Based on the unreceptive attitude of the Company’s Board of Directors, I have significant reservations about serving in a minority position on the TLC Vision Board without having the executive authority needed to right this Company. I am also concerned that such a lack of cooperation and discord on the Board could ultimately harm the interests of the shareholders.

My decision to withdraw my slate of director nominees was made after careful consideration and consultation with my advisors and fellow director candidates.